

07007642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2006 AND ENDING 04/30/2007
MM/DD/YY MM/DD/YY

RECEIVED JUL 2007 SECTION PROCESSING

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K. W. Chambers & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 7th Floor
(No. and Street)

Clayton,	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Overschmidt 314-236-2464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

15 Sunnen Dr., #108	St. Louis,	MO	63143
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 18 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Overschmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K.W. Chambers & Co., as of April 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


Jan Bradshaw - Notary Public
Notary Seal, State of
Missouri - St. Louis County
Commission #05519333
My Commission Expires 5/8/2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Financial Control Req by Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PROCESSING
2007
WASH, D.C.
SECTION

K. W. CHAMBERS & CO.

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Year Ended April 30, 2007

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: K. W. CHAMBERS & CO. [0013]

SEC File Number: 8- 10533 [0014]

Address of Principal Place of Business: 7800 FORSYTH [0020]

CLAYTON [0021] MO [0022] 63105 [0023]

Firm ID: 1432 [0015]

For Period Beginning 5/1/2006 [0024] And Ending 4/30/2007 [0025]

Name and telephone number of person to contact in regard to this report:

Name: GREG A. OVERSCHMIDT, PRESIDENT [0030] Phone: (314)236-2464 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report [X] [0042]

K. W. CHAMBERS & CO.

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

Board of Directors
K. W. Chambers & Co.

We have audited the accompanying statement of financial condition of K. W. Chambers & Co. as of April 30, 2007, and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K. W. Chambers & Co. as of April 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedules on pages 14 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

St. Louis, Missouri
June 27, 2007

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	75,851 [0200]		75,851 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	138,085 [0300]	7,975 [0550]	146,060 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	72,566 [0424]		
	E. Spot commodities	[0430]		72,566 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

See notes to financial statements.

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. **Exempted securities** [0170]			
	B. **Other securities** [0180]			
8.	Memberships in exchanges:			
	A. **Owned, at market** [0190]			
	B. **Owned, at cost**		[0650]	
	C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	200 [0535]	[0735]	200 [0930]
12.	TOTAL ASSETS	286,702 [0540]	7,975 [0740]	294,677 [0940]

See notes to financial statements.

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	102,608 [1115]	[1305]	102,608 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	81,055 [1205]	[1385]	81,055 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

See notes to financial statements.

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D.	Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]		[1440]	0 [1750]
20.	TOTAL LIABLITIES	183,663 [1230]		0 [1450]	183,663 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	17,500 [1792]
	C. Additional paid-in capital	27,018 [1793]
	D. Retained earnings	80,496 [1794]
	E. Total	125,014 [1795]
	F. Less capital stock in treasury	(14,000) [1796]
24.	TOTAL OWNERSHIP EQUITY	111,014 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	294,677 [1810]

See notes to financial statements.

STATEMENT OF INCOME (LOSS)

Period Beginning	[3932]	Period Ending	[3933]	Number of months	[3931]

REVENUE

Item		Amount	Code
1.	Commissions:		
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	35,629	[3935]
	b. **Commissions on listed option transactions**	2,626	[3938]
	c. **All other securities commissions**	417,248	[3939]
	d. **Total securities commissions**	455,503	[3940]
2.	Gains or losses on firm securities trading accounts		
	a. **From market making in options on a national securities exchange**		[3945]
	b. **From all other trading**		[3949]
	c. **Total gain (loss)**		[3950]
3.	Gains or losses on firm securities investment accounts	2,971	[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares	929,076	[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services	446,595	[3975]
8.	Other revenue	359,943	[3995]
9.	Total revenue	2,194,088	[4030]

EXPENSES

Item		Amount	Code
10.	Salaries and other employment costs for general partners and voting stockholder officers	158,465	[4120]
11.	Other employee compensation and benefits	233,253	[4115]
12.	Commissions paid to other broker-dealers	1,414,850	[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements** [4070]		
14.	Regulatory fees and expenses	(9,326)	[4195]
15.	Other expenses	396,976	[4100]
16.	Total expenses	2,194,218	

See notes to financial statements.

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		(130) [4210]
18.	Provision for Federal Income taxes (for parent only)		27,205 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		(27,335) [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	19,210 [4211]

STATEMENT OF CHANGES

[illegible]		138,349 [4240]
[illegible]		(27,335) [4250]
[illegible]	[4262])	[4260]
[illegible]	[427?])	[4270]
[illegible]		111,014 [4290]

[illegible]	[4300]
[illegible]	[4310]
[illegible]	[4320]
[illegible]	[4330]

See notes to financial statements.

K. W. CHAMBERS & CO.
STATEMENT OF CASH FLOWS
Year Ended April 30, 2007

OPERATING ACTIVITIES	
Net loss	$ (27,335)
Adjustments to reconcile net loss to net cash provided by operating activities	
Gain on firm securities investment accounts	(2,971)
Reinvestment of dividends	(3,456)
Changes in	
Receivables from brokers or dealers	(49,351)
Receivables from noncustomers	35,989
Payable to brokers or dealers	38,057
Accounts payable, accrued liabilities, expenses and other	56,956
Net cash provided by operating activities	47,889
FINANCING ACTIVITIES	
Payment of note payable	(43,868)
NET INCREASE IN CASH	4,021
CASH AND CASH EQUIVALENTS, Beginning	71,830
CASH AND CASH EQUIVALENTS, Ending	$ 75,851
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 10,225

See notes to financial statements.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

History and Business Activity

The Company was incorporated on February 29, 1962, and is a broker and dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company's customer base is primarily located in Missouri, Illinois, Arkansas, California, Indiana, Iowa, Minnesota, Mississippi, South Carolina, Wisconsin, Texas and Tennessee, and the Company does not require collateral to secure receivables.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recognition of Income and Expenses

Commission income and clearing fees related to securities transactions are recognized on a settlement date basis because all such transactions are cleared through another broker-dealer which operates on this basis. Reporting such transactions on a trade date basis would not result in a material difference.

Cash and Cash Equivalents

The Company considers all liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

The Company had cash deposits in financial institutions in excess of the federally insured limit by $142,371 at April 30, 2007.

Accounts Receivable

Accounts receivable are carried net of allowance for doubtful accounts. The allowance for doubtful accounts is increased by provisions charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in the character and size of the balance, past and expected future loss experience and other pertinent factors. There was no allowance for doubtful accounts related to these accounts at April 30, 2007.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities

Securities, which consist of mutual funds, are recorded at market value as determined by quoted market prices. The resulting difference between cost and market value is included in operations.

Income Taxes

The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the assets and liabilities.

The Company files its income tax returns using the cash basis of accounting.

NOTE 2 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $89,349 which was $64,349 in excess of its required minimum net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 2.06 to 1.

NOTE 3 — POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(K)(2)(ii). The Company promptly transmits all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

NOTE 4 — COMMON STOCK

Common stock consists of the following:

$1 par value
30,000 shares authorized
17,500 shares issued

NOTE 5 — CAPITAL STOCK IN TREASURY

Capital stock in treasury consists of 4,500 shares and is stated at cost.

NOTE 6 — LEASES

The Company leases its office space on a month-to-month basis from a related party. Rent expense was $33,719.

NOTE 7 — RELATED PARTIES

The Company shares office space and employees with an entity that has a common stockholder. The principal stockholder of the Company is also the president of the Company's clearing house. The Company received commission income of $761,100 and paid expenses of $200,700 to the related party. Additionally, the Company received $22,591 in rebates from the related party based upon the volume of trades processed and also received $21,053 of interest income from the related party associated with the Company's client account balances.

The Company has a Selling Group Agreement with an entity that has a common stockholder. The Company, who has registered representatives with the National Association of Securities Dealers, Inc. (NASD), refers customers to the entity. The entity agrees to pay the Company up to 60% of the fees charged by the entity for its services. Advisory fee income from the entity was $446,595.

NOTE 8 — INCOME TAXES

A reconciliation of income taxes computed at the federal statutory rate and the income tax expense for the year ended April 30, 2007, is as follows:

Income Taxes at Statutory Rate	$ (44)
Difference Due to Graduated Rates	(11,637)
State Income Taxes, Net of Federal Benefit	1,945
Permanent Tax Differences	29,754
Other	7,187
	$ 27,205

NOTE 9 — NEW ACOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48 on the financial statements.

NOTE 10 — CONTINGENCIES

The Company and the NASD continue to discuss a potential settlement associated with the NASD's investigation of the Company pertaining to the previous sale by one broker of approximately $70,000 of securities to certain investors, with specific disclaimers having been signed by all customers. While the Company believes the claim is without merit and no formal agreement has been reached, the Company has accrued $40,000 for this matter based upon its most recent correspondence with the NASD.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 21893 [4335A]	HUNTLEIGH SECURITIES CORPORATI [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		111,014 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		111,014 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		111,014 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	7,975 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	(7,975) [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		103,039 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		13,690 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	(13,690) [3740]
10. Net Capital			89,349 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	12,244 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	25,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	25,000 [3760]
14. Excess net capital (line 10 less 13)	64,349 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	70,983 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		183,663 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			183,663 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 206 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 62 [3860]

The Company's net capital of $89,349 is $64,349 in excess of the $25,000 minimum net capital requirement of the National Futures.

Reconciliation with the Company's computation of net capital (included in Part IIA of Form X-17A-5 as of April 30, 2007):

Net capital as reported in Company's Part II (unaudited)		
Focus Report	$	127,425
Adjustment for accrual of fiscal year expenses		(8,296)
Adjustment for income tax accrual		(14,780)
Adjustment to increase accrual for NASD fee		(15,000)
Net capital per above	$	89,349

SCHEDULED WITHDRAWALS

Type of Proposed Withdrawal or Accrual				Amount to be Withdrawn		
[4600]		[4601]	[4602]	[4603]	[4604]	[4605]
[4610]		[4611]	[4612]	[4613]	[4614]	[4615]
[4620]		[4621]	[4622]	[4623]	[4624]	[4625]
[4630]		[4631]	[4632]	[4633]	[4634]	[4635]
[4640]		[4641]	[4642]	[4643]	[4644]	[4645]
[4650]		[4651]	[4652]	[4653]	[4654]	[4655]
[4660]		[4661]	[4662]	[4663]	[4664]	[4665]
[4670]		[4671]	[4672]	[4673]	[4674]	[4675]
[4680]		[4681]	[4682]	[4683]	[4684]	[4685]
[4690]		[4691]	[4692]	[4693]	[4694]	[4695]
			TOTAL $	0 [4699]		

Omit Pennies

[illegible] expected to be renewed [illegible] regardless of [illegible] proposed capital [illegible] following the [illegible] ption of stock [illegible] which are [illegible] mputation [illegible] would [illegible] quired by the [illegible] onths.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated [illegible]
3	Accruals
4	15c3-1(c)(2)(iv) [illegible]

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

Board of Directors
K. W. Chambers & Co.

In planning and performing our audit of the financial statements and supplemental schedules of K. W. Chambers & Co. for the year ended April 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by K. W. Chambers & Co. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements covered by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is intended to be and should not be used by anyone other than these specified parties.

UHY LLP

St. Louis, Missouri
June 27, 2007

END